UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

SKULLCANDY, INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

83083J104

(CUSIP Number)

Michael R. Cahill

7371 Prairie Falcon Rd., #120

Las Vegas, NV 89128

Richard P. Alden

69 White Pine Canyon Road

Park City, UT 84060

Copy to:

Robert G. O’Connor

J. Randall Lewis

Wilson Sonsini Goodrich & Rosati, P.C.

One Market Plaza, Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83083J104
1.	Name of Reporting Person: MICHAEL R. CAHILL
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. CITIZEN
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 3,227,386(1)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 3,227,386(1)
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 3,227,386(1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 11.2%(2)
14.	Type of Reporting Person IN

(1)	Represents shares held by Ptarmagin, LLC (“Ptarmagin”). Michael R. Cahill is the manager of Ptarmagin and holds sole voting and dispositive power over the shares held by Ptarmagin. The members of Ptarmagin are The FTPIL Trust (the “FTPIL Trust”) and The 9990 Trust (the “9990 Trust”). Richard P. Alden, a director of the Issuer, and his children are the beneficiaries of the FTPIL Trust. The beneficiaries of the 9990 Trust include Richard P. Alden’s children. Mr. Cahill may be deemed to indirectly beneficially own the shares held by Ptarmagin but disclaims any beneficial ownership of such shares.
(2)	Based on 28,746,664 shares of common stock reported as outstanding as of July 29, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35240) filed with the Securities and Exchange Commission (the “SEC”) on August 9, 2016.

CUSIP No. 83083J104
1.	Name of Reporting Person: PTARMAGIN, LLC
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization UTAH
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 3,227,386(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 3,227,386(1)
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 3,227,386(1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 11.2%(2)
14.	Type of Reporting Person OO (LIMITED LIABILITY COMPANY)

(1)	Represents shares held by Ptarmagin. Michael R. Cahill is the manager of Ptarmagin and holds sole voting and dispositive power over the shares held by Ptarmagin. The members of Ptarmagin are the FTPIL Trust and the 9990 Trust. Richard P. Alden, a director of the Issuer, and his children are the beneficiaries of the FTPIL Trust. The beneficiaries of the 9990 Trust include Richard P. Alden’s children. Mr. Cahill may be deemed to indirectly beneficially own the shares held by Ptarmagin but disclaims any beneficial ownership of such shares.
(2)	Based on 28,746,664 shares of common stock reported as outstanding as of July 29, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35240) filed with the SEC on August 9, 2016.

CUSIP No. 83083J104
1.	Name of Reporting Person: THE FTPIL TRUST
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization NEVADA
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,613,693(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,613,693(1)
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 1,613,693(1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 5.6%(2)
14.	Type of Reporting Person OO (IRREVOCABLE TRUST)

(1)	Represents shares held by Ptarmagin. Michael R. Cahill is the manager of Ptarmagin and holds sole voting and dispositive power over the shares held by Ptarmagin. The members of Ptarmagin are the FTPIL Trust and the 9990 Trust. Richard P. Alden, a director of the Issuer, and his children are the beneficiaries of the FTPIL Trust. The beneficiaries of the 9990 Trust include Richard P. Alden’s children. Mr. Cahill may be deemed to indirectly beneficially own the shares held by Ptarmagin but disclaims any beneficial ownership of such shares.
(2)	Based on 28,746,664 shares of common stock reported as outstanding as of July 29, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35240) filed with the SEC on August 9, 2016.

CUSIP No. 83083J104
1.	Name of Reporting Person: THE 9990 TRUST
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO (See Item 3)
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization NEVADA
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 1,613,693(1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 1,613,693(1)
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 1,613,693(1)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 5.6%(2)
14.	Type of Reporting Person OO (IRREVOCABLE TRUST)

(1)	Represents shares held by Ptarmagin. Michael R. Cahill is the manager of Ptarmagin and holds sole voting and dispositive power over the shares held by Ptarmagin. The members of Ptarmagin are the FTPIL Trust and the 9990 Trust. Richard P. Alden, a director of the Issuer, and his children are the beneficiaries of the FTPIL Trust. The beneficiaries of the 9990 Trust include Richard P. Alden’s children. Mr. Cahill may be deemed to indirectly beneficially own the shares held by Ptarmagin but disclaims any beneficial ownership of such shares.
(2)	Based on 28,746,664 shares of common stock reported as outstanding as of July 29, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35240) filed with the SEC on August 9, 2016.

CUSIP No. 83083J104
1.	Name of Reporting Person: Richard P. Alden
2.	Check The Appropriate Box If A Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: PF
5.	Check Box If Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 681,324(1)
	8.	Shared Voting Power: 0(2)
	9.	Sole Dispositive Power: 681,324(1)
	10.	Shared Dispositive Power: 0(2)
11.	Aggregate Amount Beneficially Owned By Each Reporting Person: 681,324(2)
12.	Check Box if The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent Of Class Represented By Amount In Row (11): 2.4%(3)
14.	Type of Reporting Person IN

(1)	Represents shares held by Richard P. Alden in his personal capacity.
(2)	Richard P. Alden, a director of the Issuer, and his children are the beneficiaries of the FTPIL Trust. The beneficiaries of the 9990 Trust include Richard P. Alden’s children. Mr. Alden may be deemed to indirectly beneficially own the shares held by the FTPIL Trust and the 9990 Trust, but disclaims any beneficial ownership of such shares.
(3)	Based on 28,746,664 shares of common stock reported as outstanding as of July 29, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35240) filed with the SEC on August 9, 2016.

Explanatory Note

This Amendment No. 8 (this “Amendment”) amends and supplements the Schedule 13D filed on February 24, 2012, as amended March 21, 2014, October 30, 2015, December 11, 2015, February 16, 2016, April 7, 2016, June 7, 2016, and June 14, 2016 (the “Schedule 13D”), by the Reporting Persons relating to the common stock, par value $0.0001 per share (“Common Stock”), of the Issuer. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” shall be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

Item 3. Source and Amount of Funds or Other Consideration

This Amendment is being filed to report certain sales made by Ptarmagin and Mr. Alden of the Issuer’s Common Stock, including sales made pursuant to a Rule 10b5-1 trading plan governing shares that were previously reported as beneficially owned by Ptarmagin or Mr. Alden on Schedule 13D. No funds were used in making the transactions giving rise to this Amendment.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4. Purpose of Transaction

On June 5, 2015, Ptarmagin adopted a prearranged stock trading plan in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. As of August 24, 2016, pursuant to Ptarmagin’s 10b5-1 plan and starting on September 10, 2015, an aggregate of 1,837,500 shares have been sold under the plan. The FTPIL Trust, of which Mr. Alden and his children are the beneficiaries, and the 9990 Trust, of which the beneficiaries include Mr. Alden’s children, are the members of Ptarmagin. Rule 10b5-1 permits individuals to adopt predetermined written plans for trading specified amounts of company stock when they are not in possession of material non-public information. These plans enable gradual asset diversification while simultaneously minimizing the market effect of stock trades by spreading them out over an extended period of time.

The 10b5-1 plan involves only a portion of the shares owned by Ptarmagin. The plan adopted by Ptarmagin involves a market order to sell 37,500 shares of the Issuer’s common stock per week effective September 10, 2015 and expiring September 8, 2016, for a total of 1,987,500 shares.

On June 5, 2015, Mr. Alden adopted a prearranged stock trading plan in accordance with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. As of August 24, 2016, pursuant to Mr. Alden’s 10b5-1 plan and starting on September 8, 2015, an aggregate of 300,000 shares have been sold under the plan. Rule 10b5-1 permits individuals to adopt predetermined written plans for trading specified amounts of company stock when they are not in possession of material non-public information. These plans enable gradual asset diversification while simultaneously minimizing the market effect of stock trades by spreading them out over an extended period of time.

The 10b5-1 plan involves only a portion of the shares owned by Mr. Alden. The plan adopted by Mr. Alden involves a market order to sell 25,000 shares of the Issuer’s Common Stock on the second Tuesday of every month effective September 8, 2015 and expiring August 9, 2016, for a total of 300,000 shares. At the termination of the 10b5-1 plan all of Mr. Alden’s shares will be split 50% to the FTPIL Trust and 50% to the 9990 Trust.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

Item 5. Interest in Securities of the Issuer

The information set forth or incorporated in Item 2, Item 3 and Item 4 is incorporated herein by this reference.

(a) – (b)

	Michael R. Cahill		Ptarmagin		The FTPIL Trust		The 9990 Trust		Richard P. Alden
(a) Amount beneficially owned:	3,227,386	(1)	3,227,386	(1)	1,613,693	(1)	1,613,693	(1)	681,324	(2)
(b) Percent of class:	11.2	%(3)	11.2	%(3)	5.6	%(3)	5.6	%(3)	2.4	%(3)
(c) Number of shares as to which such person has:									681,324
(i) Sole power to vote or to direct the vote:	3,227,386	(1)
(ii) Shared power to vote or to direct the vote:			3,227,386	(1)	1,613,693	(1)	1,613,693	(1)
(iii) Sole power to dispose or to direct the disposition of:	3,227,386	(1)							681,324
(iv) Shared power to dispose or to direct the disposition of:			3,227,386	(1)	1,613,693	(1)	1,613,693	(1)

(1)	Ptarmagin is the direct beneficial owner of the 3,227,386 Shares reported herein, which represents 11.2% of the outstanding Shares. Michael R. Cahill serves as the manager of Ptarmagin and sole trustee of both the FTPIL Trust and the 9990 Trust, and holds sole voting and dispositive power over the Shares reported herein. Mr. Cahill may be deemed to indirectly beneficially own the Shares held by Ptarmagin but disclaims beneficial ownership of such Shares. Because the FTPIL Trust and the 9990 Trust are the members of Ptarmagin, the trusts may be deemed to share voting and dispositive power over the Shares held by Ptarmagin.
(2)	Richard P. Alden, a director of the Issuer, and his children are the beneficiaries of the FTPIL Trust. Richard P. Alden’s children are the beneficiaries of the 9990 Trust. Mr. Alden may be deemed to indirectly beneficially own the shares held by the FTPIL Trust and the 9990 Trust, but disclaims any beneficial ownership of such shares.
(3)	Based on 28,746,664 shares of common stock reported as outstanding as of July 29, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q (File No. 001-35240) filed with the SEC on August 9, 2016.

(c) The following is a list of transactions in the Issuer’s Common Stock that were effected by Ptarmagin during the past 60 days in open market transactions. Other than as set forth in the two tables below, none of the Reporting Persons has engaged in any transaction during the past 60 days involving the Issuer’s Common Stock.

Transaction Date	Type of Transaction (Purchase/Sale)	Shares	Price per Share
06/09/16	Sale	37,500	$4.40
06/16/16	Sale	37,500	$4.51
06/23/16	Sale	37,500	$4.55
06/30/16	Sale	37,500	$6.11
07/07/16	Sale	37,500	$6.01
07/14/16	Sale	37,500	$6.11
07/21/16	Sale	37,500	$5.96
07/28/16	Sale	37,500	$6.02
08/04/16	Sale	37,500	$6.18
08/11/16	Sale	37,500	$6.16
08/18/16	Sale	37,500	$6.41

The following is a list of transactions in the Issuer’s Common Stock that were effected by Mr. Alden during the past 60 days in open market transactions.

Transaction Date	Type of Transaction (Purchase/Sale)	Shares	Price per Share
06/14/16	Sale	25,000	$4.55
07/12/16	Sale	25,000	$6.11
08/09/16	Sale	25,000	$6.17

(d) Other than the Reporting Persons and the beneficiaries of the Alden Trust, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2016

/s/ Michael R. Cahill
Michael R. Cahill

PTARMAGIN, LLC

By:	/s/ Michael R. Cahill
Michael R. Cahill Manager

THE FTPIL TRUST

By:	/s/ Michael R. Cahill
Michael R. Cahill Authorized Trustee

THE 9990 TRUST

By:	/s/ Michael R. Cahill
Michael R. Cahill Authorized Trustee

/s/ Richard P. Alden
Richard P. Alden